                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 --------------

                                  SCHEDULE 13D
                                 (RULE 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                              (Amendment No. 2)(1)

                           Golf Trust of America, Inc.
                           ---------------------------
                                (Name of Issuer)

                          Common Stock, $.01 Par Value
                          ----------------------------
                         (Title of Class of Securities)

                                    38168B103
                                    ---------
                                 (CUSIP Number)

                              STEVEN WOLOSKY, ESQ.
                 OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
                                Park Avenue Tower
                               65 East 55th Street
                            New York, New York 10022
                                 (212) 451-2300
                                 --------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 October 5, 2006
                                 ---------------
             (Date of Event Which Requires Filing of This Statement)

         If the filing person has  previously  filed a statement on Schedule 13G to report the  acquisition  that is the  subject of this  Schedule  13D,  and is filing this schedule because of Rule 13d-1(e),  13d-1(f) or 13d-1(g),  check the following box / /.

         NOTE.  Schedules  filed in paper format shall include a signed original and five copies of the  schedule,  including  all  exhibits.  SEE Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 11 Pages)

-------------------------
(1)      The  remainder  of this cover page shall be filled out for a  reporting person's  initial  filing on this  form with  respect  to the  subject  class of securities,  and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information  required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange
Act of 1934 or otherwise  subject to the  liabilities of that section of the Act but  shall be  subject  to all other  provisions  of the Act  (however,  SEE the
NOTES).

----------------------                                    ----------------------
CUSIP No. 38168B103                   13D                    Page 2 of 11 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    JAN H. LOEB
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    PF, OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    USA
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  806,100
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   38,000
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              806,100
              ------------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              38,000
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    844,100
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    11.5%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 38168B103                   13D                    Page 3 of 11 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    NAUMAN S. TOOR
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    USA
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  -0-
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   -0-
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              -0-
              ------------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              -0-
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    -0-
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    0%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 38168B103                   13D                    Page 4 of 11 Pages
----------------------                                    ----------------------

         The following  constitutes  Amendment No. 2 ("Amendment  No. 2") to the
Schedule 13D filed by the undersigned.  This Amendment No. 2 amends the Schedule
13D as specifically set forth.

         Item 2 is hereby amended to add the following:

                  In connection with the Letter Agreement  described and defined in Item 4, Mr. Loeb agreed to withdraw in its  entirety  his letter dated August
23,  2006,  which  provided  notice to the  Issuer of Mr.  Loeb's  intention  to nominate  Messrs.  Loeb and Toor for  election as  directors  at the 2006 Annual
Meeting  and to  introduce  a  proposal  to  declassify  the  Issuer's  board of directors.  Pursuant to the Letter Agreement,  the Issuer agreed (i) to increase the number of members of its board of  directors to seven,  consisting  of three
Class I directors,  the term of which  expires at the 2006 Annual  Meeting,  two
Class II directors, the term of which expires at the 2008 Annual Meeting and two
Class III directors,  the term of which expires at the 2007 Annual Meeting, (ii)
to include (and  recommend the candidacy of) Mr. Loeb in the board of directors'
slate of three nominees for potential  election as Class I directors at the 2006
Annual Meeting and provide Mr. Loeb with  substantially the same assistance that the Issuer  provides  the other  board  candidates  and (iii) to  nominate  (and recommend  the  candidacy  of) Mr.  Toor as the  only  candidate  for  potential election as an  additional  Class III  director of the Issuer at the 2006 Annual
Meeting to fill the vacancy  created by the  increase in the number of Class III directors  from one to two (and to serve for a term  expiring at the 2007 Annual
Meeting) and, for purposes of the Issuer's proxy solicitation,  provide Mr. Toor with  substantially the same assistance that the Issuer provides the other board candidates.  Accordingly,  Mr. Toor is no longer a member of the  Section  13(d)
group and shall cease to be a Reporting Person  immediately  after the filing of this Statement.  Mr. Loeb will be the sole remaining  Reporting  Person and will continue  filing  statements  on  Schedule  13D with  respect to his  beneficial ownership of securities of the Issuer to the extent required by applicable law.

         Item 4 is hereby amended to add the following:

                  On October  5,  2006,  the  Reporting  Persons  and the Issuer
entered into a letter  agreement  (the "Letter  Agreement"),  a copy of which is attached hereto as Exhibit 3 and is incorporated  herein by reference.  As such,
Mr. Loeb is no longer in  discussions  with  management of the Issuer  regarding board  representation.  Pursuant  to the  terms  of  the  Letter  Agreement,  as described  in Item 2 above,  the  Issuer  agreed (i) to  increase  the number of members  of its  board of  directors  to  seven,  consisting  of  three  Class I directors,  the term of which expires at the 2006 Annual  Meeting,  two Class II directors,  the term of which  expires at the 2008 Annual  Meeting and two Class
III  directors,  the term of which expires at the 2007 Annual  Meeting,  (ii) to include (and  recommend  the  candidacy  of) Mr. Loeb in the board of directors'
slate of three nominees for potential  election as Class I directors at the 2006
Annual Meeting and provide Mr. Loeb with  substantially the same assistance that the Issuer  provides  the other  board  candidates  and (iii) to  nominate  (and recommend  the  candidacy  of) Mr.  Toor as the  only  candidate  for  potential election as an  additional  Class III  director of the Issuer at the 2006 Annual
Meeting to fill the vacancy  created by the  increase in the number of Class III directors  from one to two (and to serve for a term  expiring at the 2007 Annual
Meeting) and, for purposes of the Issuer's proxy solicitation,  provide Mr. Toor with  substantially the same assistance that the Issuer provides the other board candidates. Pursuant to the terms of the Letter Agreement, the Reporting Persons agreed that they shall not, and each

----------------------                                    ----------------------
CUSIP No. 38168B103                   13D                    Page 5 of 11 Pages
----------------------                                    ----------------------

will not authorize or knowingly  permit his  affiliates  and  associates to, (i)
solicit  proxies or engage in a proxy  contest  with  respect to the election of directors or any other  proposal to be considered at the 2006 Annual  Meeting or present any proposal for  consideration  at such annual meeting of stockholders, or (ii)  encourage any other person or entity to solicit  proxies or engage in a proxy contest with respect to the election of directors or any other proposal to be  considered  at the 2006  Annual  Meeting or present any other  proposal  for consideration at the 2006 Annual Meeting. In the Letter Agreement, Mr. Loeb also withdrew in its entirety his letter dated August 23, 2006 which provided  notice to the Issuer of Mr.  Loeb's  intention  to nominate  Messrs.  Loeb and Toor for election as  directors  at the 2006 Annual  Meeting and to introduce at the 2006
Annual Meeting certain other matters  pertaining to  declassifying  the Issuer's board of directors. The Reporting Persons further agreed in the Letter Agreement that they and their affiliates would  immediately  cease all efforts,  direct or indirect,  in furtherance of Mr. Loeb's proposals and any related  solicitation, and any other action to obtain or influence control of the Issuer, and shall not vote,  deliver or otherwise  use any proxies  heretofore  obtained in connection with Mr.  Loeb's  proposals.  In the Letter  Agreement,  the  Reporting  Persons
acknowledged that the Issuer's stockholders have previously approved and adopted the Plan of  Liquidation,  and that the Issuer's  board of directors  intends to conduct  the  Issuer's  operations  in a  manner  consistent  with  the  Plan of
Liquidation,  unless or until the Issuer's  board of directors and  stockholders approve  otherwise.  The Reporting  Persons agreed to act in a manner consistent with and in  furtherance  of the Plan of Liquidation as approved by the Issuer's stockholders,  unless or until the Issuer's board of directors and  stockholders approve  otherwise.  The Issuer  also  agreed,  subject to the  satisfaction  of certain  conditions,  to reimburse  the  Reporting  Persons the  reasonable  and actually  incurred  legal  fees  incurred  by  them  solely  in  furtherance  of concluding  the Letter  Agreement,  the  proposed  nomination  of the  Reporting
Persons as directors and the  preparation  of the related  Schedules  13D, which shall in no event exceed $25,000 in the aggregate.

         Item 6 is hereby amended to add the following:

                  Reference  is  made  to  the  Letter  Agreement   defined  and
described in Item 4.

         Item 7 is hereby amended to add the following exhibits:

                  3.       Letter Agreement by and between the Reporting Persons
                           and the Issuer, dated October 5, 2006.

----------------------                                    ----------------------
CUSIP No. 38168B103                   13D                    Page 6 of 11 Pages
----------------------                                    ----------------------

                                   SIGNATURES

                  After reasonable  inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:   October 13, 2006

                                            /s/ Jan H. Loeb
                                            ------------------------------------
                                            JAN H. LOEB

                                            /s/ Nauman S. Toor
                                            ------------------------------------
                                            NAUMAN S. TOOR

----------------------                                    ----------------------
CUSIP No. 38168B103                   13D                    Page 7 of 11 Pages
----------------------                                    ----------------------

                                  EXHIBIT INDEX

         Exhibit                                                            Page
         -------                                                            ----

3.       Letter  Agreement  by  and  between  the  Reporting               8-11
         Persons and the Issuer, dated October 5, 2006.

----------------------                                    ----------------------
CUSIP No. 38168B103                   13D                    Page 8 of 11 Pages
----------------------                                    ----------------------

                                 GTA LETTERHEAD

October 5, 2006

Mr. Jan H. Loeb Mr. Nauman S. Toor
c/o Olshan Grundman Frome Rosenzweig & Wolosky LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
Attn.: Steven Wolosky, Esq.

                  RE: GOLF TRUST OF AMERICA, INC. -- DIRECTOR CANDIDATES

Gentlemen:

         Please  confirm  the  following  by  executing  this  letter  below and returning an executed copy to the undersigned:

         1. Golf Trust of America,  Inc. (the "Company") shall: (i) increase the number  of  the  Company's  directors  from  five,  consisting  of two  Class  I directors,  the term of which expires at the 2006 Annual Meeting (as hereinafter defined),  two Class II directors,  the term of which expires at the 2008 annual meeting of stockholders  (the "2008 Annual Meeting") and one Class III director, the term of which expires at the 2007 annual meeting of stockholders  (the "2007
Annual Meeting") to seven,  consisting of three Class I directors,  two Class II directors and two Class III directors; (ii) include (and recommend the candidacy
of) Mr. Jan H. Loeb ("Loeb") in the Company's Board of Directors' slate of three nominees for potential  election as Class I directors of the Company at the 2006
Annual Meeting of Stockholders (the "2006 Annual Meeting") and provide Loeb with substantially  the same  assistance  that the Company  provides  the other Board candidates,  and (iii)  nominate (and  recommend the candidacy of) Mr. Nauman S.
Toor ("Toor" and,  together with Loeb,  the "Director  Candidates")  as the only candidate  for  potential  election as an  additional  Class III director of the
Company at the 2006 Annual  Meeting to fill the vacancy  created by the increase in the  number of Class III  directors  from one to two (and to serve for a term
expiring  at  the  2007  Annual   Meeting)   and,  for  purposes  of  the  proxy
solicitation,  provide  Toor with  substantially  the same  assistance  that the
Company  provides the other Board  candidates.  Each Director  Candidate  hereby acknowledges  and agrees that the Company cannot assure the Director  Candidates of the outcome of any  stockholder  vote,  and each  Director  Candidate  hereby agrees that the Company, its Board of Directors, its officers and its affiliates
(collectively  the "GTA Parties")  shall have no liability in the event that the
stockholders  do  not  approve  the  Director   Candidates   after  the  Company
distributes  to the  stockholders  the proxy  materials  including  the Director
Candidates as nominees to the Board. The Director  Candidates further agree that
(x) the GTA Parties  shall have no further  obligations  under this SECTION 1 in the  event  that  the  stockholders  do not  elect  one or both of the  Director
Candidates  and (y) the GTA  Parties  shall have no  obligation  to hire a proxy
solicitor  to  solicit  votes  for  the  Director   Candidates.   The  Company's
obligations under this letter agreement,  including,  without  limitation,  this
Section 1 are conditioned  upon the Company's  receipt of true,  correct (in all

----------------------                                    ----------------------
CUSIP No. 38168B103                   13D                    Page 9 of 11 Pages
----------------------                                    ----------------------

material  respects)  and  complete  copies  of the D&O  Questionnaires  from the
Director Candidates.

         2. Each Director  Candidate shall not, and each Director Candidate will not authorize or knowingly  permit his affiliates and associates to, (i) solicit proxies or engage in a proxy  contest  with respect to the election of directors or any other proposal to be considered at the 2006 Annual Meeting or present any proposal  for  consideration  at such annual  meeting of  stockholders,  or (ii)
encourage  any other  person or entity to  solicit  proxies or engage in a proxy contest with  respect to the  election of directors or any other  proposal to be considered  at the 2006  Annual  Meeting  or  present  any  other  proposal  for consideration at the 2006 Annual Meeting. In furtherance of the foregoing,  Loeb hereby  withdraws  in its  entirety  his letter dated August 23, 2006 (the "Loeb
Notice")  providing  notice to the Company of Loeb's  intention  to nominate Mr.
Loeb and Mr. Toor for  election as  directors  of the Company at the 2006 Annual
Meeting and to introduce  certain other matters at the 2006 Annual  Meeting (the
"Board Composition Proposals"), and the Director Candidates and their affiliates shall immediately cease all efforts,  direct or indirect,  in furtherance of the
Board Composition Proposals and any related  solicitation,  and any other action to obtain or influence  control of the Company,  and shall not vote,  deliver or otherwise  use any  proxies  heretofore  obtained in  connection  with the Board
Composition Proposals.

         3. Following the date hereof,  neither Director  Candidate shall issue, and neither  Director  Candidate shall authorize or knowingly  permit any of his affiliates,  associates or representatives to issue, any other press releases or other public  announcements or make any filings with the Securities and Exchange
Commission  concerning the terms hereof or the relationship  between the parties
(including,  without  limitation,  any Schedule  13Gs) without the prior written consent of the Company. Notwithstanding anything to the contrary in this SECTION
3, the  Director  Candidates  may (i) file an  amendment  or  amendments  to the
Schedule  13D in  accordance  with  Paragraph 1 of this letter  agreement  or as otherwise  required  by law or (ii)  make  other  filings  as  required  by law;
PROVIDED,  HOWEVER, the Company must be given a reasonable opportunity to review any such draft  filings in advance  of any filing and  provide  comments  to the draft  thereof,  and  the  Director  Candidates  must  reasonably  consider  for incorporation into any such filings any reasonable comments from the Company.

         4. Each  Director  Candidate  agrees that the Director  Candidates,  if elected to the  Company's  Board of  Directors,  shall be  governed  by the same obligations regarding confidentiality, conflicts of interests, fiduciary duties, trading and  disclosure  policies and other  governance  guidelines as the other members of the Company's  Board of Directors.  Each  Director  Candidate  hereby represents  to  the  Company  that  there  is no  voting  agreement  or  similar arrangement  between  the  Director  Candidates,  and  each  Director  Candidate covenants that there will be no future voting  agreement or similar  arrangement between the Director  Candidates.  In addition,  each Director  Candidate hereby acknowledges  that the  Company's  stockholders  have  previously  approved  and adopted a Plan of  Liquidation of the Company (the "Plan of  Liquidation"),  and
that the Company's  Board of Directors  intends to conduct the operations of the
Company in a manner consistent with the Plan of Liquidation, unless or until the
Company's Board and the Company's stockholders' approve otherwise. Each Director
Candidate hereby agrees to act in a manner consistent with and in furtherance of the Plan of  Liquidation  as approved by the Company's  stockholders,  unless or until the Company's  Board and the Company's  stockholders'  approve  otherwise.

----------------------                                    ----------------------
CUSIP No. 38168B103                   13D                    Page 10 of 11 Pages
----------------------                                    ----------------------

Nothing  herein  shall  prevent a Director  from  proposing to the Board for its preliminary consideration (subject to approval by the Company's stockholders) of a modification to the Plan of Liquidation.

         5. This  letter  agreement  shall  remain in full  force and effect and shall be fully binding on the Company and the Director  Candidates in accordance with the provisions hereof until the close of the 2006 Annual Meeting, including any adjournment thereof (the "Termination Date"),  provided,  however,  that the representations, warranties, covenants and agreements of the Director Candidates set forth in  SECTIONS  2, 3 and 4 and the  final  sentence  of  SECTION 1 shall survive  until  such  time as  neither  Toor nor Loeb  serve as a member  of the
Company's Board of Directors.  Notwithstanding the foregoing,  the Company shall reimburse the Director  Candidates the  reasonable  and actually  incurred legal fees incurred by the Director  Candidates  solely in  furtherance  of concluding this  letter,  the  proposed  nomination  of the  Director  Candidates  and  the preparation of the related Schedules 13D, which shall in no event exceed $25,000 in the aggregate  (the "Legal  Expenses")  as, when and if the  following  first occur:  (i) Mr. W. Bradley Blair II, the Company's  Chief  Executive  Office and
President,  and Mr. Scott D. Peters,  the  Company's  Senior Vice  President and
Chief Financial  Officer,  have first been paid milestone payments currently due and  payable  to  them  by  the  Company  (or  such  persons  have  individually irrevocably  waived the milestone  payments owed to them); and (ii) the Director
Candidates have not withdrawn their candidacy as Director Candidates at any time prior to the 2006 Annual Meeting;  and (iii) the Director  Candidates shall have delivered to the Company a true, correct and complete original of the invoice of the Legal Expenses within thirty (30) days after the date hereof.

         6. This  letter  agreement  shall be deemed to have been  executed  and delivered  within the State of Maryland,  and the rights and  obligations of the parties  hereunder  shall be construed  and  enforced in  accordance  with,  and governed by, the laws of the State of Maryland  without  regard to principles of conflict  of laws.  Any action or  proceeding  arising  from or relating to this letter agreement must be brought in Maryland, and each party irrevocably submits to the  jurisdiction  and  venue  of  any  such  court  in any  such  action  or proceeding.

         7.  Neither  Director  Candidate  may  transfer,   assign,   pledge  or
hypothecate,  by operation of law or otherwise, its rights and obligations under this letter agreement without the prior written consent of the Company.  Subject to the foregoing  sentence,  this letter agreement shall inure to the benefit of and be binding upon the parties hereto, and to their respective successors,  and no other person shall have any right or obligation hereunder.

         8. The  invalidity  or  unenforceability  of any section,  paragraph or
provision   of  this  letter   agreement   shall  not  affect  the  validity  or
enforceability  of any other  section,  paragraph  or provision  hereof.  If any section,  paragraph  or  provision  of this letter  agreement  is for any reason determined to be invalid or unenforceable, there shall be deemed to be made such minor  changes (and only such minor  changes) as are  necessary to make it valid and enforceable.

         9. The  Company,  in addition to being  entitled to exercise all rights granted by law,  including  recovery of  damages,  shall be entitled to specific performance of its rights under this letter agreement.  Each Director  Candidate agrees that  monetary  damages would not be adequate  compensation  for any loss incurred by reason of a breach by it of the provisions of this letter  agreement

----------------------                                    ----------------------
CUSIP No. 38168B103                   13D                    Page 11 of 11 Pages
----------------------                                    ----------------------

and hereby  agrees to waive the defense in any action for  specific  performance that a remedy at law would be adequate.

         10. This  letter  agreement  constitutes  the entire  agreement  of the parties hereto with respect to the matters discussed herein.

         11. This letter agreement may be executed in several  counterparts with the same effect as if the parties  executing  the several  counterparts  had all executed one counterpart.

         Thank you.

                                            Very truly yours,

                                            /s/ W. Bradley Blair, II
                                            ------------------------------------
                                            W. Bradley Blair, II
                                            Chief Executive Officer, President and
                                            Chairman of the Board of Directors of
                                            Golf Trust of America, Inc.

AGREED TO AND APPROVED BY:

"DIRECTOR CANDIDATES"

"LOEB"

/s/ Jan H. Loeb
----------------------------------------
Jan H. Loeb

"TOOR"

/s/ Nauman S. Toor
----------------------------------------
Nauman S. Toor